Exhibit 99.1

ABN 82 010 975 612
2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Market Announcements Office

Australian Securities Exchange

20 Bridge Street

Sydney, NSW 2000

29 May 2013

Dear Sir / Madam

Form 603 — Notice of initial substantial holder

The Board of Directors of Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) hereby lodges a Form 603 on behalf of its substantial shareholder. The creation of a substantial shareholder interest is due to the substantial shareholder’s participation in the share placement announced to market on 27 May 2013.

Please find attached the Form 603.

Best regards,

Blair Lucas

Company Secretary

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

603 page 1/2 15 July 2001

# Form 603

Corporations Act 2001
Section 671B

## Notice of initial substantial holder

To Company Name/Scheme

ACN/ARSN

**1. Details of substantial holder (1)**

Name

ACN/ARSN (if applicable) Well Hallmark Holding Corp.

The holder became a substantial holder on 27 / 05 / 2013

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

| Class of securities (4) | Number of securities | Person's votes (5) | Voting power (6) |
|---|---|---|---|
| Ordinary Shares | 5,000,000 | 5,000,000 | 9.04 |
| | | | |

**3. Details of relevant interests**

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest (7) | Class and number of securities |
|---|---|---|
| Well Hallmark Holding Corp. | | 5,000,000 Ordinary Shares |
| | | |

**4. Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Class and number of securities |
|---|---|---|---|
| Well Hallmark Holding Corp. | Well Hallmark Holding Corp. | Well Hallmark Holding Corp. | 5,000,000 Ordinary Shares |
| | | | |

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

| Holder of relevant interest | Date of acquisition | Consideration (9) | | Class and number of securities |
|---|---|---|---|---|
| | | Cash | Non-cash | |
| Well Hallmark Holding Corp. | 22 / 05 / 2013 | $420,000 | | 2,000,000 Ordinary Shares |
| Well Hallmark Holding Corp. | 27 / 05 / 2013 | $630,000 | | 3,000,000 Ordinary Shares |

[LOGO] 6. Associates The reasons the persons in paragraph 3 above are associates of the substantial holder are as follows: Name and ACN/ARSN (if applicable) Nature of association 7. Addresses The addresses of persons named in this form are as follows: Name Address Well Hallmark Holding Corp. 2F, NO 116 GUANGWU STREET, BANQIAO DISTRICT, NEW TAIPEI CITY 220, TAIWAN Signature print name Yi-Mei Huang capacity Company Secretary sign here date 27/05/2013 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set our in paragraph 7 of the form (2) See the definition of “associate” in section 9 of the Corporations Act 2001. (3) See the definition of “relevant interest” in sections 608 and 671B(7) of the Corporations Act 2001. (4) The voting shares of a company constitute one class unless divided into separate classes. (5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in (6) The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100. (7) Include details of: (a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of “relevant agreement” in section 9 of the Corporations Act 2001. (8) If the substantial holder is unable to determine the identify of the person (eg if the relevant interest arises because of an option) write “unknown”. (9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisition, even if they are not paid directly to the person from whom the relevant interest was acquired.